

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2011

Vincent Browne
Chief Executive Officer
Flint Telecom Group, Inc.
7500 College Blvd., Suite 500
Overland Park, KS 66210

     Re: Form 10-K for the Year Ended June 30, 2010
             Filed October 21, 2010, as amended
             Form 10-Q for the Quarterly Period Ended December 31, 2010
             Filed February 22, 2010
             File Number 001-15569

Dear Mr. Browne:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Larry Spirgel
                      Larry Spirgel
                      Assistant Director